Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION
OF
X4 PHARMACEUTICALS, INC.
(originally incorporated on August 2, 2010)
X4 Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:
1.This Certificate of Amendment (this “Certificate of Amendment”) to the Restated Certificate of Incorporation of the Corporation (the “Restated Certificate”) was duly adopted in accordance with the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) and the amendments set forth below shall become effective upon the filing and effectiveness pursuant to the Delaware Corporation Law of this Certificate of Amendment to the Restated Certificate.
2.This Certificate of Amendment hereby amends Article FOURTH of the Restated Certificate by adding the following paragraphs after the first paragraph of FOURTH, as follows:
“Effective as of 12:01 a.m. Eastern time on April 28, 2025 (the “Effective Time”) of this Certificate of Amendment pursuant to Section 242 of the General Corporation Law of the State of Delaware, each thirty (30) shares of Common Stock issued and outstanding (or held in treasury) immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be combined into one (1) fully paid and nonassessable share of Common Stock (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “reverse stock split”). The combination of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time without any further action on the part of the Corporation or the holders of any outstanding shares of Old Common Stock and whether or not certificates representing such holders’ shares of Old Common Stock prior to the reverse stock split are surrendered for cancellation. Upon the Effective Time, all references to “Common Stock” in this Certificate of Incorporation shall be to the New Common Stock.
The reverse stock split will be effectuated on a stockholder-by-stockholder (as opposed to certificate-by-certificate) basis. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been combined pursuant to this Certificate of Amendment. The Corporation shall not be obligated to issue new certificates evidencing the shares of New Common Stock outstanding as a result of the reverse stock split unless and until the certificate(s) representing the shares of Old Common Stock held by a holder immediately prior to the reverse stock split are either delivered to the Corporation or its current transfer agent, or the holder notifies the Corporation or such transfer agent that such certificate or certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificate(s). No fractional shares will be issued as a result of the reverse stock split and, in lieu thereof, (a) with respect to holders of one or more certificates, if any, which formerly represented shares of Old Common Stock that were issued and outstanding immediately prior to the Effective Time, upon surrender after the Effective Time of such certificate or certificates, any holder who would otherwise be entitled to a fractional share of New Common Stock as a result of the reverse stock split, following the Effective Time, shall be entitled to receive a cash payment (the “Fractional Share Payment”) equal to the fraction of which such holder would otherwise be entitled multiplied by the closing price per share of New Common Stock on the date of the Effective Time as reported by The Nasdaq Capital Market (as adjusted to give effect to the reverse stock split); provided that, whether or not fractional shares would be issuable as a result of the reverse stock split shall be determined on the basis of (i) the total number of shares of Old Common Stock that were issued and outstanding immediately prior to the Effective Time formerly represented by certificates that the holder is at the time surrendering and (ii) the aggregate number of shares of New Common Stock after the Effective Time into which the shares of Old Common Stock formerly represented by such certificates shall have been combined; and (b) with respect to holders of shares of Old Common Stock in book-entry form in the records of the Corporation’s transfer agent that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of New Common Stock as a result of the reverse stock split (after aggregating all fractional shares), following the Effective Time, shall be entitled to receive the Fractional Share Payment automatically and without any action by the holder.”
3.The stockholders of the Corporation have duly approved the foregoing amendment in accordance with Section 242 of Delaware Corporation Law.

4.Except as set forth in this Certificate of Amendment, the Restated Certificate remains in full force and effect.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 24th day of April, 2025.

X4 PHARMACEUTICALS, INC.
By: /s/ Paula Ragan, Ph.D.
Name: Paula Ragan, Ph.D.
Title: President and Chief Executive Officer